November 3, 2009

Joseph A. Foti

Division of Corporation Finance

Securities and Exchange Commission

Mail Stop 3561

100 F Street, NE

Washington, DC 20549

RE:	Chipotle Mexican Grill, Inc.
Form 10-K for the year ended December 31, 2008
Filed Feb 19, 2009
File No. 001-32731

Dear Mr. Foti:

Thank you for your comments on Form 10-K filed by Chipotle Mexican Grill, Inc. with the Securities and Exchange Commission. Set forth below are the Company’s responses to the comments contained in your letter dated October 21, 2009. The Staff’s comments, reproduced in bold text, are followed by responses of the Company. The responses to the Staff’s comments are provided in the order in which the comments were set out in your letter and are numbered correspondingly.

In connection with our response, the Company acknowledges the following:

•	the Company is solely responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Form 10-K for the fiscal year ended December 31, 2008

Consolidated Statement of Income, page 39

1.

From your MD&A discussion, we note that “Loss on disposal of assets” was due to the number and age of restaurants. Furthermore, the amount of loss each of the last three years has approximated 10% of your net income. In view of the significance of the losses, please tell us completely and clearly whether management has re-evaluated the estimated useful lives, residual value, etc. of your restaurant assets to reduce the useful lives or residual values and increase the related depreciation and amortization expense each period to reduce the materiality of the losses on disposal. With a view toward expanded disclosure in the notes, please detail your consideration of this issue and, if applicable, state the reasons why management believes no change in accounting estimates in this manner for your restaurant assets is considered necessary under the circumstances.

The “Loss on disposal of assets” includes asset retirements, write-offs of costs associated with investigating potential new restaurant sites that we considered but subsequently rejected and impairment of long-lived assets. The portion of the loss related to asset retirements was $6.5 million (8.3% of net income), $5.0 million (7.1%) and $2.8 million (6.9%) for 2008, 2007 and 2006, respectively. Asset retirements for 2009 are projected to be less than $5 million (4.2% of net income).

November 3, 2009

In 2005 and prior periods, the Company had limited retirement information due to a relatively small number of restaurants and the concentration of newer restaurants in the Company’s operating base. Over half of our 481 restaurants as of December 31, 2005 had been opened within the previous three years. Accordingly, we initially used the best estimate of the useful lives of our equipment combined with the experience of our former parent company. In subsequent periods we have completed an annual assessment of useful lives of assets based on our historical data and retirement trends, and have made updates to the useful lives as determined necessary. Our analysis has included a review of asset retirements each year for indications that our estimated useful lives should be adjusted. The analysis has resulted in changes in our estimated useful lives in each of the last three years. The change in estimates did not have a material effect on depreciation in any period.

Included in asset retirements in 2008 was more than $560,000 of loss related to changes made to restaurants to ensure compliance with the Americans with Disabilities Act. We did not change the estimated useful life of these items as they would not have been replaced absent the determination to make the changes to avoid issues regarding ADA compliance.

We do not have history that would support a residual value; therefore we fully depreciate our fixed assets.

The changes in estimated lives described above have contributed to the decrease in our “Loss on disposal of assets” during 2009, which we expect to be approximately 5% of net income for the full year.

Our MD&A discussion also included commentary regarding an increase in write-offs of costs associated with investigating potential new restaurant sites that we considered but subsequently rejected. The increase in the write-off of such costs from $894,000 in 2007 to $1,900,000 in 2008 was due to a significant increase in sites that we determined would not be completed as development activity slowed and we became more discerning in our site selection due to the adverse economic environment. The write off of these costs is independent of and does not have an impact on the estimated useful lives of our assets.

Finally, “Loss on disposal of assets” includes impairment charges of $822,000, $187,000 and $693,000 for 2008, 2007 and 2006, respectively, for long-lived assets related to closures of restaurants, the majority of which are not in our control and are primarily due to city or landlord redevelopment projects. As a result of these closures, though there have been few, we have continually assessed our reasonably assured lease term and the related useful life of the leasehold improvements. Based on our history of renewal rates of our leases, we have determined no change is required in the estimated useful life of our leasehold improvements.

We will in the future expand our discussion of this area with an eye towards providing more comprehensive and detailed disclosures for the reader.

Notes to the Consolidated Financial Statements

Note 1. Description of Business and Summary of Significant Accounting Policies, page 42

Revenue Recognition, page 42

2.

We note from your disclosure that you completed your analysis of unredeemed electronic gift card liabilities during the quarter ended December 31, 2008 and as a result, you recognized $2,263 to revenue as a one-time cumulative adjustment. We also note that gift card breakage will be recognized in revenue as the gift cards are used. In this regard, please tell us how you were able to reasonably and objectively determine the amount of gift card breakage and why you believe a cumulative adjustment recognized in the fourth quarter of 2008 was appropriate. Further, please revise your accounting policy in future filings to disclose (i) the percentage of gift card sales that will

November 3, 2009

be recognized as breakage; (ii) the estimated time period of actual gift card redemption over which gift card breakage will be recognized and (iii) recognition will occur on a pro-rata basis over the estimated redemption period. Please also disclose in future filings any amount of gift card breakage recognized in the income statements to the extent material.

We began issuing gift cards in November 2004. The features of the gift card program have not had any significant changes since inception. In connection with a business restructuring, beginning January 1, 2008, CMGGC, LLC, a Colorado limited liability company, maintains our gift card business. Under Colorado’s unclaimed property law, we are required to claim on our return filed with the state of Colorado all unredeemed gift card balances when the card has been dormant for five years, but are only required to remit to the state balances in excess of $25 per card. As a result we will retain the first $25 of each card’s unredeemed balance. Prior to the business restructuring, all of the unredeemed gift card balances would have been required to be remitted to the state of Delaware as unclaimed property.

As we were no longer required to remit unredeemed gift card balances under $25 and were unable to obtain adequate reporting from our gift card provider, during 2008 we developed reporting that enabled us to analyze historical redemption data from the gift card program’s inception. With four full years of gift card redemption data now available, we determined there was sufficient company specific historical redemption evidence for us to reliably estimate the amount of gift card balances which would not be redeemed (breakage). We were able to identify consistent redemption trends and estimated unredeemed amounts allowing for reasonable and objective assessment of breakage and redemption periods. We determined that 5% of gift cards sales will not be redeemed and will be retained by the Company. The Company’s policy is to recognize the breakage on the redemption method over the redemption period. Based on the redemption history, the Company recognizes the breakage over a six month period beginning at the date of the sale of the gift card. A cumulative adjustment was recorded to recognize the breakage that would have been recognized during the first four years of the program if 5% breakage was estimated from the start of the program. After extensive research and discussions with our auditors, this treatment was determined to be consistent with accounting guidance as a change in estimate and consistent with common practice.

We will expand our disclosure in future filings to include (i) the percentage of gift card sales that will be recognized as breakage; (ii) the estimated time period of actual gift card redemption over which gift card breakage will be recognized (iii) recognition will occur on a pro-rata basis over the estimated redemption period and (iv) the amount of gift card breakage when material.

Note 5. Stock Based Compensation, page 4

3.

We note from your disclosure on page 51 that you used the simplified method for estimating the expected life of plain vanilla options. Please tell us and revise your disclosure in future filings to disclose the reason why the method was used and specifically address completely and clearly in the notes how management concluded that its historical share option exercise experience does not provide a reasonable basis upon which to estimate expected term. In this regard, significant additional enhanced disclosure should be provided as stock-based compensation is a critical accounting estimate. Please also see the guidance in SAB Topic 14.D.2-Question 6.

We will expand our disclosure in future filings to include a thorough description of our reasons for the methodology used in our stock-based compensation valuations, including the expected life. We used the simplified method for our 2006, 2007 and 2008 grants because our very limited historical share option exercise experience did not represent a sufficiently large sample to base a conclusion and provide a reasonable basis for an estimate of expected life. The following items were the main considerations for not using our historical option exercise experience:

•	At the time of the 2008 grant, the Company had been public approximately 2 years.

November 3, 2009

•

Prior to its initial public offering (IPO) in 2006, the Company issued stock options only three times (May 2002, May 2003 and July 2004). The pre-IPO grants, which were made to a small employee group consisting of high level management, vested after 3 years and expired after 5 1/2 or 6 years. The earliest any of these options were exercisable was August 2006, as a result of the combined effect of the 3 year vesting, the IPO lock up period, and because options before the IPO were only exercisable during an annual valuation period.

•

The terms of the post-IPO grants differed from the pre-IPO grants. The 2006 grant was a broad-based grant to all eligible salaried employees while the 2007 and 2008 grants were to a small group of employees. The options and stock-only stock appreciation rights issued annually from the IPO through 2008 have a 7 year contractual life. The changes in option terms, combined with the limited exercise experience resulting from our limited option grant history, has not allowed for sufficient information to estimate an expected term.

•

At the time of the 2008 grant, the pre-IPO grants were the only grants that had vested, and the intrinsic value of those options had been significant during the exercise period due to the appreciation in the Company’s stock price following the IPO. Therefore, exercise experience of those grants was determined not to be a reliable indicator of future exercise behavior. In addition, only one grant had reached the full contractual term of the award.

•	Based on discussion with our third party stock-based compensation advisors, we were not aware of any detailed external information about exercise behavior that we could rely on.

However, for the February 2009 grant, we felt that with an additional year of experience, our historical exercise experience at the time of this grant was adequate to provide sufficient information to be used as the basis for our expected life calculation, extrapolated for the changes in option terms as well as for the remaining contractual life of our outstanding options. In addition, at the time of this grant we had two historical grants with the full contractual period completed and the 2006 options had vested, and therefore we felt that there was enough Company-specific historical data that could be used as the main factor in determining our life. Peer information and the simplified method were considered in assessing the reasonableness of the expected life that we estimated using our historical experience.

Please direct any comments or questions regarding this filing to Rob Anderson at 303-390-5624.

Very truly yours,

/s/ John R. Hartung
John R. Hartung
Chief Financial Officer

Cc:	Audit Committee, Board of Directors, Chipotle Mexican Grill, Inc.

Bryant S. “Corky” Messner, Messner & Reeves, LLC

Joe DeSplinter, Ernst & Young, LLP